As filed with the Securities and Exchange Commission on March 3, 2017

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act Of 1934

NexPoint Capital, Inc.

(Name of Subject Company (Issuer))

NexPoint Capital, Inc.

(Name of Filing Person (Issuer))

Common stock, par value $0.001

(Title of Class of Securities)

65341M 102

(CUSIP Number of Securities)

Brian Mitts

NexPoint Capital, Inc.

300 Crescent Court, Suite 700

Dallas, Texas 75201

Telephone: (844) 485-9167

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Brian D. McCabe

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Telephone: (617) 951-7000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$2,026,365 (a)	$234.86 (b)
(a)	Calculated as the aggregate book value of 190,269 shares in the offer, based on a book value of the $10.65 per share offering price in effect as of February 22, 2017.
(b)	Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

ITEMS 1 THROUGH 9 AND ITEM 11.

This Tender Offer Statement on Schedule TO is filed by NexPoint Capital, Inc., a Delaware corporation (the “Company”). This Schedule TO relates to the Company’s offer to purchase for cash up to 2.5% of its outstanding shares of common stock, $0.001 par value (the “Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 3, 2017 (the “Offer to Purchase”) and in the Company’s related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(ii) and (a)(1)(i), respectively. The price to be paid for the Stock is an amount per share, net to the seller in cash, equal to 90% of the offering price per share in effect as of the Expiration Date (as defined in the Offer) (date of repurchase), plus any unpaid dividends accrued through March 31, 2017, or such later date to which the Offer is extended, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer, if properly tendered and not withdrawn prior to the Expiration Date. The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit No.	Document

(a)(1)(i)	Form of Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase dated March 3, 2017.

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Notice of Withdrawal.

(a)(5)(i)	Press Release issued on March 3, 2017.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NexPoint Capital, Inc.

By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer

Dated as of: March 3, 2017

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(i)	Form of Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase dated March 3, 2017.

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Notice of Withdrawal.

(a)(5)(i)	Press Release issued on March 3, 2017.

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